Exhibit 99.1

BlueCity Announces Third Quarter 2020 Unaudited Financial Results

— 47.3% year-over-year revenue growth—

—43.8% year-over-year total paying user growth—

—Reported first quarterly adjusted net income of RMB7.1 million (US$1.0 million)—

—Completed acquisition of Finka, a leading Chinese gay social networking app —

BEIJING, China, December 2, 2020 (GLOBAL NEWSWIRE) — BlueCity Holdings Limited (“BlueCity” or the “Company”) (Nasdaq: BLCT), a leading online LGBTQ platform, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

•                      Total revenues reached RMB297.6 million (US$43.8 million), an increase of 47.3% from the same period in 2019.

•                      Net loss was RMB137.8 million (US$20.3 million), compared with net loss of RMB7.1 million in the third quarter of 2019.

•                      Adjusted Net Income1 (Non-GAAP) was RMB7.1 million (US$1.0 million), compared with adjusted net loss (non-GAAP) of RMB6.5 million in the third quarter of 2019.

•                      Monthly active users (“MAUs”) on the Blued mobile app reached 6.3 million, an increase of 7.0% from the same period in 2019.

•                      Total paying users2 on the Blued mobile app reached 494 thousand, an increase of 43.8% compared with 344 thousand in the third quarter of 2019.

“In the third quarter we devoted resources to optimizing our service and product offering and identified opportunities to accelerate our global expansion.” said Mr. Baoli Ma, BlueCity’s Founder, Chairman and Chief Executive Officer. “This includes: the promotion of marketing campaigns and introduction of an all-new “Community” feature to the China version of the Blued app to foster a greater sense of community, and the launch of a new version of the LESDO app.  Furthermore, we have introduced major updates tailored for local users to the Blued app in Latin America. We believe our continued efforts in product innovation and global expansion will broaden our user community and further improve our presence and brand awareness internationally.”

Mr. Ma continued: “In addition to our strong organic business growth this quarter, on November 25, we announced the acquisition of Finka, a leading gay social-networking app for a younger generation in China, to further develop our portfolio of apps and services designed to help members across geographies and demographics. Today, we are pleased to announce that the transaction has been successfully closed.  Targeting a younger generation, Finka complements our Blued app both in functionality and in users’ demographics.  We look forward to building a better future for our community.”

Mr. Zhiyong (Ben) Li, BlueCity’s Chief Financial Officer commented: “We had another strong quarter in which we generated solid operational and financial results.  Total revenue grew 47.3% year-over-year to RMB297.6 million, and we achieved positive adjusted net income for the first time.  These results demonstrate both the strength of our strategy and our ability to execute.  Looking ahead, we will continue to drive growth through rapid expansion into the key markets and subgroups within the LGBTQ community.”

1  Adjusted Net Income/Loss, a non-GAAP financial measure, represents net loss excluding share-based compensation expenses and changes in fair value of financial instruments. For further information, please see “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2  “Total paying users” is to the total number of users who paid for virtual currency (which can be used to purchase and send virtual gifts in live streaming) and membership services. A user who makes payments for different services offered on the Company’s platform using the same registered account is counted as one paying user.

Third Quarter 2020 Financial Results

Total Revenues

Total revenues were RMB297.6 million (US$43.8 million), representing an increase of 47.3% year-over-year.

Live streaming services. Revenues from live streaming services reached RMB255.2 million (US$37.6 million), representing an increase of 42.9% from the same period of 2019.  The increase was primarily due to growth of the Company’s live streaming services in China and globally, as well as the increase in the Company’s paying users for live streaming services.

Membership services. Revenues from membership services reached RMB18.2 million (US$2.7 million), representing an increase of 56.4% from the same period of 2019. The increase was primarily due to the rapid development of the Company’s membership services offerings.

Advertising services. Revenues from advertising services reached RMB10.1 million (US$1.5 million), representing an increase of 38.8% from the same period of 2019.

Others. Revenues from other services and merchandise sales reached RMB14.1 million (US$2.1 million), compared with RMB4.5 million from the third quarter of 2019. The increase was mainly attributable to the growth of the Company’s sales of merchandise.

Total cost and expenses

•                  Cost of revenues. The cost of revenues was RMB201.6 million (US$29.7 million), representing an increase of 41.3% year-over-year. The increase was primarily due to the growth of revenue-sharing costs along with the continued growth of live streaming services, as well as the share-based compensation expenses with the Company’s initial public offering (the “IPO”)  condition.

•                  Selling and marketing expenses. Selling and marketing expenses were RMB58.0 million (US$8.5 million), representing an increase of 86.3% year-over-year. The increase was mainly due to the increased advertising and promotion expenses and staff cost, as well as the share-based compensation expenses with the IPO condition.

•                  Technology and development expenses. Technology and development expenses were RMB50.3 million (US$7.4 million), representing an increase of 49.5% year-over-year. The increase was mainly due to the share-based compensation expenses with the IPO condition.

•                  General and administration expenses. General and administrative expenses were RMB132.4 million (US$19.5 million), representing an increase of 4349% year-over-year. The increase was mainly due to professional service fees incurred for the IPO and the share-based compensation expenses with the IPO condition.

Operating loss

Operating loss was RMB144.7 million (US$21.3 million), compared with a loss of RMB8.4 million in the third quarter of 2019.

Income tax (benefit)/expense

Income tax expense were RMB1.0 million (US$0.2 million), compared with income tax benefit amounted to RMB29 thousand in the third quarter of 2019.

Net loss

Net loss was RMB137.8 million (US$20.3 million), compared with net loss of RMB7.1 million in the third quarter of 2019.

Adjusted net income/loss (Non-GAAP) 3

Adjusted net income was RMB7.1 million (US$1.0 million) compared with adjusted net loss of RMB6.5 million in the third quarter of 2019. Adjusted net margin was 2.4%, compared with adjusted net loss margin of 3.2% in the third quarter of 2019.

Cash and cash equivalents and term deposits

As of September 30, 2020, the Company had cash and cash equivalents and term deposits of RMB836.5 million (US$123.2 million), compared to RMB380.3 million as of December 31, 2019. The increase was mainly due to the net proceeds received from the IPO.

Business Outlook

For the fourth quarter of 2020, the Company expects total revenues to be between RMB277 million to RMB297 million, representing year-over-year growth of 24% to 33%.  This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

3  Adjusted net income/loss is a non-GAAP financial measure. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

BlueCity’s management team will host an earnings conference call at 8:00 AM on Wednesday, December 2, 2020, U.S. Eastern Time (9:00 PM on December 2, 2020, Beijing/Hong Kong Time).

Please register in advance of the conference using the link provided below. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/3483656

A replay of the conference call may be accessed by phone at the following numbers until December 10, 2020. To access the replay, please reference the conference ID 3483656.

Phone Number
International	+61 2 8199-0299
United States	+1 (855) 452-5696
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at https://ir.blue-city.com/.

About BlueCity

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ platform providing a full suite of services that foster connections and enhance the wellbeing of the LGBTQ community through its portfolio of brands. BlueCity’s mobile app Blued enables users to conveniently and safely connect with each other, express themselves and access professional health-related and family planning consulting services. Available in 13 languages, it has more than 58 million registered users worldwide and is the largest online LGBTQ community in China, India, Korea, Thailand and Vietnam. BlueCity’s portfolio of brands also includes Finka, a leading gay social networking app for a younger generation in China, and LESDO, a leading lesbian social networking app in China.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying financial and business trends relating to its results of operations that could otherwise be distorted by the effect of certain expenses that the Company includes in loss from operations and net loss. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Each of the non-GAAP financial measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the non-GAAP financial measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue”  and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s ability to retain and increase the number of users, paying members and advertisers, and expand its product and service offerings; the Company’s future business development, financial condition and results of operations;  the expected changes in the Company’s revenues, costs or expenditures; the Company’s expectation regarding the use of proceeds from its IPO; competition in the Company’s industry and its popularity within the LGBTQ population; and relevant government policies and regulations relating to the Company’s industry; and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Ms. Lingling Kong

Investor Relations Director

Phone: +86 10-5876-9662

Email: ir@blued.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

BlueCity Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	297,273,822	639,687,390	94,215,770
Term deposits	83,016,780	196,811,890	28,987,258
Accounts receivable, net	1,217,559	5,320,377	783,607
Inventories	—	6,629,142	976,367
Prepayments and other current assets	52,485,930	93,945,356	13,836,655
Total current assets	433,994,091	942,394,155	138,799,657

Non-current assets:
Property and equipment, net	7,942,086	8,502,530	1,252,287
Intangible assets, net	—	8,695,713	1,280,740
Investment securities	23,579,048	50,000	7,364
Goodwill	—	2,039,923	300,448
Other non-current assets	1,360,429	1,360,429	200,370
Total non-current assets	32,881,563	20,648,595	3,041,209
TOTAL ASSETS	466,875,654	963,042,750	141,840,866

LIABILITIES
Current liabilities:
Accounts payable	18,633,876	21,044,221	3,099,479
Deferred revenue	32,555,402	25,484,115	3,753,404
Income tax payable	940,080	2,240,066	329,926
Accrued expenses and other current liabilities	71,768,573	86,104,231	12,681,783
Total current liabilities	123,897,931	134,872,633	19,864,592

Deferred tax liabilities	—	1,452,562	213,939
Total liabilities	123,897,931	136,325,195	20,078,531

MEZZANINE EQUITY
Series A Convertible Preferred Shares	29,751,569	—	—
Series A-1 Redeemable Convertible Preferred Shares	17,959,327	—	—
Series B Redeemable Convertible Preferred Shares	483,612,008	—	—
Series C Redeemable Convertible Preferred Shares	327,278,389	—	—
Series C-1 Redeemable Convertible Preferred Shares	258,898,069	—	—
Series D Redeemable Convertible Preferred Shares	612,978,394	—	—
Total mezzanine equity	1,730,477,756	—	—

SHAREHOLDERS’ (DEFICIT)/EQUITY:
Ordinary shares	3,446	12,018	1,770
Additional paid-in capital	—	2,157,616,239	317,782,526
Accumulated other comprehensive loss	(41,101,943)	(79,813,777)	(11,755,299)
Accumulated deficit	(1,346,401,536)	(1,251,096,925)	(184,266,662)
Total shareholders’ (deficit)/equity	(1,387,500,033)	826,717,555	121,762,335

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY	466,875,654	963,042,750	141,840,866

BlueCity Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$

Revenues	202,002,670	297,616,104	43,834,115	534,446,912	752,528,635	110,835,490
Cost and expenses:
Cost of revenues	(142,611,373)	(201,577,758)	(29,689,195)	(383,895,739)	(511,047,177)	(75,269,114)
Selling and marketing expenses	(31,149,057)	(58,027,853)	(8,546,579)	(87,742,273)	(137,602,728)	(20,266,691)
Technology and development expenses	(33,649,004)	(50,289,302)	(7,406,814)	(95,389,885)	(111,908,073)	(16,482,278)
General and administrative expenses	(2,976,692)	(132,425,888)	(19,504,225)	(11,747,479)	(152,550,169)	(22,468,212)
Total cost and expenses	(210,386,126)	(442,320,801)	(65,146,813)	(578,775,376)	(913,108,147)	(134,486,295)
Operating loss	(8,383,456)	(144,704,697)	(21,312,698)	(44,328,464)	(160,579,512)	(23,650,805)
Change in fair value of financial instruments	(577,085)	4,863,256	716,280	(7,849,517)	4,857,986	715,504
Interest income	1,853,747	3,010,731	443,433	6,467,155	7,387,333	1,088,037
Loss before income taxes	(7,106,794)	(136,830,710)	(20,152,985)	(45,710,826)	(148,334,193)	(21,847,264)
Income tax benefit/(expenses)	28,624	(982,516)	(144,709)	—	(441,874)	(65,081)
Net loss	(7,078,170)	(137,813,226)	(20,297,694)	(45,710,826)	(148,776,067)	(21,912,345)
Change in redemption value of Redeemable Convertible Preferred Shares	(66,439,374)	—	—	(494,439,869)	244,080,678	35,949,198
Net income applicable to preferred shareholders	—	—	—	—	(146,866,663)	(21,631,122)
Net (loss)/income attributable to ordinary shareholders	(73,517,544)	(137,813,226)	(20,297,694)	(540,150,695)	(51,562,052)	(7,594,269)

Net loss	(7,078,170)	(137,813,226)	(20,297,694)	(45,710,826)	(148,776,067)	(21,912,345)
Other comprehensive (loss)/income
Unrealized gain on an available-for-sale investment, net of nil income taxes	113,115	(4,179,811)	(615,620)	2,025,069	(3,406,863)	(501,777)
Foreign currency translation adjustment, net of nil income taxes	(32,948,868)	(15,402,283)	(2,268,511)	(40,125,781)	(35,304,971)	(5,199,860)
Comprehensive (loss)/income	(39,913,923)	(157,395,320)	(23,181,825)	(83,811,538)	(187,487,901)	(27,613,982)

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$

Net loss	(7,078,170)	(137,813,226)	(20,297,694)	(45,710,826)	(148,776,067)	(21,912,345)
Add:
Share-based compensation expenses	—	149,792,095	22,061,992	—	149,792,095	22,061,992
Changes in fair value of financial instruments	577,085	(4,863,256)	(716,280)	7,849,517	(4,857,986)	(715,504)
Adjusted net (loss)/income	(6,501,085)	7,115,613	1,048,018	(37,861,309)	(3,841,958)	(565,857)